UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
PRECIGEN, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
74017N105
(CUSIP Number)
December 29, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 74017N105

1	NAME OF REPORTING PERSON Patient Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 84-4277115
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,983,700
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 15,983,700
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,983,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.42%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 74017N105

1	NAME OF REPORTING PERSON Patient Opportunity Trust, a series of Advisor Managed Portfolios I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2203385
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 13,000,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 13,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,000,000 (this amount is also included in the aggregate amount reported by Patient Capital Management, LLC)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.22%
12	TYPE OF REPORTING PERSON IV

CUSIP No.: 74017N105
ITEM 1(a).	NAME OF ISSUER: PRECIGEN, INC.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 20374 Seneca Meadows Parkway, Germantown, Maryland 20876
ITEM 2(a).	NAME OF PERSON FILING: Patient Capital Management, LLC Patient Opportunity Trust, a series of Advisor Managed Portfolios
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 1 South Street, Suite 2550 Baltimore, MD 21202
ITEM 2(c).	CITIZENSHIP: Delaware Delaware
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock
ITEM 2(e).	CUSIP NUMBER: 74017N105
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [X]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
1) Patient Capital Management, LLC is deemed to be the beneficial owner of 15,983,700 shares of common stock.

2) Patient Opportunity Trust is deemed to be beneficial owner of 13,000,000 shares of common stock.
(b) Percent of class:
1) Patient Capital Management, LLC - 6.42% 2) Patient Opportunity Trust - 5.22%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Patient Capital Management, LLC : 15,983,700 Patient Opportunity Trust, a series of Advisor Managed Portfolios :
(ii) shared power to vote or to direct the vote:
Patient Capital Management, LLC : Patient Opportunity Trust, a series of Advisor Managed Portfolios : 13,000,000
(iii) sole power to dispose or direct the disposition of:
Patient Capital Management, LLC : 15,983,700 Patient Opportunity Trust, a series of Advisor Managed Portfolios :
(iv) shared power to dispose or to direct the disposition of:
Patient Capital Management, LLC : Patient Opportunity Trust, a series of Advisor Managed Portfolios : 13,000,000
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Various accounts managed by Patient Capital Management, LLC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. The interest of one account, Patient Opportunity Trust, a series of Advisor Managed Portfolios, an investment company registered under the Investment Company Act of 1940 and managed by Patient Capital Management, LLC was deemed to be the beneficial owner of 15,983,700 shares or 6.42% of the total shares outstanding as of December 29, 2023.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: N/A
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: N/A
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 74017N105
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 27 2024	Patient Capital Management, LLC By: /s/ Milton Dodge Name: Milton Dodge Title: Chief Compliance Officer of Patient Capital Management, LLC
February 27 2024	By: /s/ Russell B. Simon Name: Russell B. Simon Title: CFO/Treasurer of Advisor Managed Portfolios
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 74017N105
Exhibit A

Joint Filing Agreement

Patient Capital Management, LLC (an investment adviser registered under the Investment Advisers Act of 1940) and Patient Opportunity Trust, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

Patient Capital Management, LLC
Date: February 27, 2024
Signature: /s/ Milton Dodge
Name & Title: Milton Dodge, Chief Compliance Officer of Patient Capital Management, LLC

Patient Opportunity Trust, a series of Advisor Managed Portfolios
Date: February 27, 2024
Signature: /s/ Russell B. Simon
Name & Title: Russell B. Simon, CFO/Treasurer of Advisor Managed Portfolios